UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc and Shell International Finance B.V. - Publication of
Final Terms
LONDON, November 6, 2014/PRNewswire-FirstCall/ --
The following three Final Terms are available for viewing:
Final Terms dated 5 November 2014 (the "2022 Notes Final Terms") relating to the issue by Shell International Finance B.V. of EUR1,000,000,000 1.000 per cent.
Guaranteed Notes due 6 April 2022 (the "2022 Notes") pursuant to the
U.S.$25,000,000,000 Debt Securities Programme
Final Terms dated 5 November 2014 (the "2027 Notes Final Terms") relating to the issue by Shell International Finance B.V. of EUR1,250,000,000 1.625 per cent.
Guaranteed Notes due 20 January 2027 (the "2027 Notes") pursuant to the
U.S.$25,000,000,000 Debt Securities Programme
Final Terms dated 5 November 2014 (the "2019 Notes Final Terms") relating to the issue by Shell International Finance B.V. of GBP500,000,000 2.000 per cent.
Guaranteed Notes due 20 December 2019 (the "2019 Notes") pursuant to the
U.S.$25,000,000,000 Debt Securities Programme
The 2022 Notes Final Terms contain the final terms of the 2022 Notes, the 2027
Notes Final Terms contain the final terms of the 2027 Notes and the 2019 Notes
Final Terms contain the final terms of the 2019 Notes.
Each Final Terms must be read in conjunction with the Information Memorandum dated 13 August 2014 relating to the Programme, as supplemented by the supplements to the Information Memorandum dated 28 August 2014, 29 October 2014 and 30 October 2014 (as so supplemented, the "Information Memorandum"). The
Information Memorandum constitutes a base prospectus for the purposes of Article
5.4 of Directive 2003/71/EC as amended. Full information on Shell International
Finance B.V. (as Issuer) and Royal Dutch Shell plc (as Guarantor) and the offer of the 2022 Notes, the 2027 Notes and the 2019 Notes is only available on the basis of the combination of the Information Memorandum and the relevant Final
Terms.
These three Final Terms have been filed with the UK Listing Authority. To view these three Final Terms, please paste the following URL into the address bar of your browser:

http://www.shell.com/global/aboutshell/investor/financial-information/euro-medium-term-note-programme.html

These three Final Terms have also been submitted to the National Storage
Mechanism and will shortly be available for inspection at
http://www.morningstar.co.uk/uk/nsm
DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Information Memorandum may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum is not addressed.
Prior to relying on the information contained in the Information Memorandum, you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.
This publication does not constitute an offering of the securities described in the Information Memorandum for sale in the United States. This is not for distribution in the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the
"Securities Act") or under any relevant securities laws of any state of the
United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the securities may not be offered or sold within the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act. There will be no public offering of the securities in the United States.
Your right to access this service is conditional upon complying with the above requirement.

    Enquiries:

    Shell Media Relations
    International, UK, European Press: +44-(0)207-934-5550

    Shell Investor Relations
    Europe: + 31-70-377-3996

Source: Royal Dutch Shell plc and Shell International Finance BV

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 6 November 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary